Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three Months Ended March 31, 2025

HAMILTON, Bermuda, May 7, 2025 - Ardmore Shipping Corporation (NYSE: ASC) (“Ardmore”, the “Company” or “we”) today announced results for the three months ended March 31, 2025.

Highlights and Recent Activity

●	Reported Adjusted earnings and net income attributable to common stockholders of $5.6 million for the three months ended March 31, 2025, or $0.14 earnings per basic and diluted share, compared to Adjusted earnings and net income attributable to common stockholders of $38.4 million, or $0.93 earnings per basic share and $0.92 earnings per diluted share for the three months ended March 31, 2024. (See reconciliation of net income to Adjusted earnings in the Non-GAAP Measures section.)
●	Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, the Board of Directors declared a cash dividend on May 7, 2025, of $0.05 per common share for the quarter ended March 31, 2025. The dividend will be paid on June 13, 2025, to all shareholders of record on May 30, 2025.
●	MR tankers earned an average TCE rate of $20,942 per day for the three months ended March 31, 2025. Chemical tankers earned an average TCE rate of $14,975 per day for the three months ended March 31, 2025. Based on approximately 50% of total revenue days currently fixed for the second quarter of 2025, the average TCE rate is approximately $22,100 per day for MR tankers; based on approximately 60% of revenue days fixed for the second quarter of 2025, the average TCE rate for chemical tankers is approximately $19,500 per day.
●	The Company is pleased to announce that, effective January 1, 2026, Mr. Robert Gaina (currently Senior Vice President, Commercial) will assume the role of Chief Operating Officer concurrent with Mr. Mark Cameron's long-planned retirement. Mr. Cameron has been a member of Admore's management since the Company was founded in 2010, and he has been instrumental in building the Company's technical management foundations and strategic operating activities. Mr. Gaina has served Ardmore for ten years in multiple commercial and operational leadership roles following a seagoing career, including sailing as Master Mariner on product and chemical tankers. He holds a Global Executive MBA from Erasmus University, Rotterdam School of Management, and a B.S. from the Maritime Academy in Constanza. As Chief Operating Officer, Mr. Gaina will be responsible for the Company's fully integrated chartering, commercial operations, and technical management activities.

As anticipated during last year’s appointment of Mr. Bart Kelleher as the Company’s President, the Company has conducted a process for a replacement to Mr. Kelleher in his role as the Company’s Chief Financial Officer and announces that Mr. John Russell will be appointed as Chief Financial Officer effective July 1, 2025, and will continue to report to Mr. Kelleher. Mr. Russell has served as the Company’s Finance Director since joining Ardmore in 2018 and has been responsible for key financial functions, including treasury, financing, and financial analysis. Mr. Russell is a Chartered Accountant and holds an M.S. in Financial Services from University of Limerick and a B.S. in Finance from University College Cork.

Gernot Ruppelt, Chief Executive Officer, commented, "We are extremely grateful for Mark's many years of service and his countless valuable contributions in developing our technical and operating platform. And, as a colleague, he certainly will be missed. At the same time, we are pleased to see two highly talented team members, Robert and John, step into their expanded leadership roles and take on added responsibility as Ardmore's new COO and CFO, respectively. Once again, Ardmore has been able to promote from within, building on the individuals' long standing performance records and the Company's strong and dynamic culture.”

●	Mr. Ruppelt further commented on current market conditions and Ardmore’s positioning:

“Ardmore’s deliberate strategic choices in past and present have ensured the Company is well prepared for an increasingly complex global environment. And our consistent focus on low breakeven levels, tight cost management and maximizing TCE results have put Ardmore in a unique position to perform under a wide range of market scenarios.

Broader freight levels have remained resilient, and OPEC production increases should continue to boost already strong refining margins. At the same time, the industry is facing the oldest global fleet in decades. With Ardmore's modern, highly efficient fleet of Korean and Japanese-built tankers, we continue to capture a broad range of oil product flows and interchangeably chemical cargos. In addition, our nimble operating philosophy enables us to capture value through opportunistic chartering activity. Meanwhile, we continue to address all our capital allocation priorities in a dynamic manner.

In an ever-evolving macro environment, our strong balance sheet, our quality fleet and operating performance as well as deliberate strategic choices focused on generating long-term shareholder value will remain at the very core of our business philosophy.”

Summary of Recent and First Quarter 2025 Events

Fleet

Fleet Operations and Employment

As of March 31, 2025, the Company had 26 vessels in operation (including four chartered-in vessels), consisting of 20 MR tankers (16 owned Eco-Design and four chartered-in Eco-Mod) ranging in size from 45,000 deadweight tonnes (“dwt”) to 49,999 dwt and six owned Eco-Design IMO 2 product/chemical tankers ranging in size from 25,000 dwt to 37,800 dwt.

MR Tankers (45,000 dwt – 49,999 dwt)

At the end of the first quarter of 2025, the Company had 20 MR tankers in operation, all but one of which was trading in the spot market.

Below is a summary of the average daily MR Tanker TCE rates earned during the first quarter of 2025 and thus far in the second quarter of 2025, together with the corresponding percentage of currently fixed total revenue days for the second quarter:

	Number of Vessels	1Q 2025 Average Daily TCE	2Q 2025 As of May 7, 2025
			TCE	% Fixed
MR Eco-Design	16	$21,548	$21,600	50%
MR Eco-Mod	4	$20,357	$23,650	50%
MR Combined	20	$20,942	$22,100	50%

In March 2025, we time chartered-in and time chartered-out an MR tanker representing a spread of $2.0 million over 12 months. Additionally, we fixed two seasonal time-charter outs until November at an average rate of $22,000 per day.

Product / Chemical Tankers (IMO 2: 25,000 dwt – 37,800 dwt)

At the end of the first quarter of 2025, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market.

Below is a summary of the average daily Chemical Tanker TCE rates earned during the first quarter of 2025 and thus far in the second quarter of 2025, together with the corresponding percentage of currently fixed total revenue days for the second quarter:

	Number of Vessels	1Q 2025 Average Daily TCE	2Q 2025 As of May 7, 2025
			TCE	% Fixed
Chemical Tankers	6	$14,975	$19,500	60%

Drydocking

The Company had 212 drydocking days in the first quarter of 2025. The Company is currently scheduled to have approximately 177 drydocking days in the second quarter of 2025.

Dividend on Common Shares

Consistent with the Company’s variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, as calculated for dividends (see Adjusted earnings (for purposes of dividend calculations) in the Non-GAAP Measures section), the Board of Directors declared a cash dividend on May 7, 2025 of $0.05 per common share for the quarter ended March 31, 2025. The dividend will be paid on June 13, 2025, to all shareholders of record on May 30, 2025.

Geopolitical Conflicts

The ongoing Russia-Ukraine war has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. The ongoing conflict has contributed significantly to increases in spot tanker rates.

Geopolitical tensions have increased since commencement of the Israel-Hamas war in October 2023. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Although these vessel attacks decreased in the first quarter of 2025, the situation remains volatile. Military and other intervention intended to reduce or stop the attacks, including airstrikes targeting Houthi rebels could escalate hostilities in the region. Further escalation or expansion of hostilities in the Middle East or elsewhere could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for the Company’s services.

Geopolitical and Economic Uncertainty

In recent months, governments have taken actions to implement new or increased tariffs on foreign imports. These activities have resulted in tariffs being levied on various goods and commodities, which may trigger an escalation of trade wars. These actions have been disruptive to global markets, resulting in significant volatility in stock and commodity prices and an increase in general global economic uncertainty, including an increased risk of economic recessions. As a result of this rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.

Results for the Three Months Ended March 31, 2025 and 2024

The Company reported net income attributable to common stockholders of $5.6 million for the three months ended March 31, 2025, or $0.14 earnings per basic and diluted share, as compared to net income attributable to common stockholders of $38.4 million, or $0.93 earnings per basic share and $0.92 earnings per diluted share for the three months ended March 31, 2024.

Management’s Discussion and Analysis of Financial Results for the Three Months Ended March 31, 2025 and 2024

Revenue. Revenue for the three months ended March 31, 2025 was $74.0 million, a decrease of $32.3 million from $106.3 million for the three months ended March 31, 2024.

The Company’s average number of operating vessels was 26.0 for the three months ended March 31, 2025, consistent with 26.0 for the three months ended March 31, 2024.

The Company had 1,995 spot revenue days for the three months ended March 31, 2025, as compared to 2,214 for the three months ended March 31, 2024. The Company had 25 vessels employed directly in the spot market as of March 31, 2025 in line with 25 vessels as of March 31, 2024. Decreases in spot rates during the three months ended March 31, 2025 resulted in a decrease in revenue of $23.6 million, while the decrease in spot revenue days resulted in a decrease in revenue of $10.4 million for the three months ended March 31, 2025, as compared to the three months ended March 31, 2024.

The Company had one product tanker employed under time charter as of March 31, 2025 as consistent with one as of March 31, 2024. There were 90 revenue days derived from time charters for the three months ended March 31, 2025, as compared to 29 revenue days for the three months ended March 31, 2024. The increase in revenue days for time-chartered vessels resulted in an increase in revenue of $1.7 million for the three months ended March 31, 2025.

Voyage Expenses. Voyage expenses were $31.0 million for the three months ended March 31, 2025, an increase of $0.5 million from $30.5 million for the three months ended March 31, 2024. The net increase is primarily due to a $3.6 million increase in port, agency and broker commission costs, and a $3.1 million decrease from lower bunker consumption.

TCE Rate. The average TCE rate for the Company’s fleet was $20,542 per day for the three months ended March 31, 2025, a decrease of $14,178 from $34,720 per day for the three months ended March 31, 2024. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how the Company records revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $15.2 million for the three months ended March 31, 2025, an increase of $0.3 million from $14.9 million for the three months ended March 31, 2024. The increase reflects the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, can be prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expense was $5.8 million for the three months ended March 31, 2025, an increase of $0.4 million from $5.4 million for the three months ended March 31, 2024. This increase is as a result of higher charter hire rates during the three months ended March 31, 2025 compared to the three months ended March 31, 2024. Total charter hire expense for the three months ended March 31, 2025 was comprised of an operating expense component of $3.0 million and a vessel lease expense component of $2.8 million (March 31, 2024: $2.8 million and $2.6 million, respectively).

Depreciation. Depreciation expense for the three months ended March 31, 2025 was $7.7 million, an increase of $0.7 million from $7.0 million for the three months ended March 31, 2024. This increase is primarily attributable to the purchase of the Ardmore Gibraltar in April 2024 and the Ardmore Seafarer being classified as held for sale in February 2024 and subsequently sold in April 2024.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended March 31, 2025 was $0.9 million, generally consistent with $0.8 million for the three months ended March 31, 2024. Deferred drydocking costs for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended March 31, 2025 were $5.0 million, generally consistent with $5.1 million for the three months ended March 31, 2024.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore’s chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended March 31, 2025 were $1.2 million, generally consistent with $1.1 million for the three months ended March 31, 2024.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended March 31, 2025 were $0.9 million, a decrease of $1.6 million from $2.5 million for the three months ended March 31, 2024. The decrease in costs was due to the reduction of the average outstanding debt balance due to the conversion of the Company’s term loan into a fully revolving facility in March 2024. The current flexibility of the Company’s revolving facilities, with only $20.5 million drawn down as of March 31, 2025, has minimized the impact on the Company of the elevated interest rate environment. Amortization of deferred finance fees for the three months ended March 31, 2025 was $0.3 million, consistent with $0.3 million for the three months ended March 31, 2024.

Liquidity

As of March 31, 2025, the Company had $253.9 million in liquidity available, with cash and cash equivalents of $47.4 million (December 31, 2024: $47.0 million) and amounts available and undrawn under its revolving credit facilities of $206.5 million (December 31, 2024: $196.4 million).

Conference Call

The Company plans to host a conference call on May 7, 2025, at 10:00 a.m. Eastern Time to discuss its financial results for the quarter ended March 31, 2025. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

1.	By dialing 800-836-8184 (U.S.) or 646-357-8785 (International) and referencing “Ardmore Shipping.”
2.	By accessing the live webcast at Ardmore’s website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through May 14, 2025 at 888-660-6345 or 646-517-4150. Enter the passcode 70822 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company’s website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company takes no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore’s core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore’s Energy Transition Plan (“ETP”) focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore’s strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Balance Sheets

	As of
In thousands of U.S. Dollars, except as indicated	March 31, 2025	December 31, 2024
ASSETS
Current assets
Cash and cash equivalents	47,447	46,988
Receivables, net of allowance for bad debts of $1.6 million (2024: $1.9 million)	47,741	60,871
Prepaid expenses and other assets	5,056	4,298
Advances and deposits	3,545	3,084
Inventories	11,190	11,308
Total current assets	114,979	126,549

Non-current assets
Investments and other assets, net	5,164	5,236
Vessels and vessel equipment, net	540,317	545,594
Deferred drydock expenditures, net	17,048	14,252
Advances for ballast water treatment and scrubber systems	6,803	4,845
Deferred finance fees, net	2,477	2,746
Operating lease, right-of-use asset	3,631	5,577
Total non-current assets	575,440	578,250

TOTAL ASSETS	690,419	704,799

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	9,734	6,070
Accrued expenses and other liabilities	17,767	18,313
Deferred revenue	197	482
Current portion of operating lease obligations	3,162	4,965
Total current liabilities	30,860	29,830

Non-current liabilities
Non-current portion of long-term debt	20,459	38,796
Non-current portion of operating lease obligations	368	476
Other non-current liabilities	273	273
Total non-current liabilities	21,100	39,545

TOTAL LIABILITIES	51,960	69,375

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	27,782	27,782
Total redeemable preferred stock	27,782	27,782

Stockholders’ equity
Common stock	442	440
Additional paid in capital	476,458	475,812
Treasury stock	(33,524)	(33,524)
Retained earnings	167,301	164,914
Total stockholders’ equity	610,677	607,642

Total redeemable preferred stock and stockholders’ equity	638,459	635,424

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	690,419	704,799

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended
In thousands of U.S. Dollars except per share and share data	March 31, 2025	March 31, 2024
Revenue, net	73,996	106,301

Voyage expenses	(31,032)	(30,548)
Vessel operating expenses	(15,196)	(14,920)
Time charter-in
Operating expense component	(3,039)	(2,836)
Vessel lease expense component	(2,796)	(2,609)
Depreciation	(7,653)	(6,975)
Amortization of deferred drydock expenditures	(923)	(756)
General and administrative expenses
Corporate	(4,950)	(5,067)
Commercial and chartering	(1,237)	(1,063)
Interest expense and finance costs	(935)	(2,526)
Interest income	108	544

Income before taxes	6,343	39,545

Income tax	(26)	(79)
Loss from equity method investments	(64)	(229)

Net Income	6,253	39,237

Preferred dividends	(629)	(848)

Net Income attributable to common stockholders	5,624	38,389

Earnings per share, basic	0.14	0.93
Earnings per share, diluted	0.14	0.92

Adjusted earnings (1)	5,624	38,389
Adjusted earnings per share, basic	0.14	0.93
Adjusted earnings per share, diluted	0.14	0.92

Weighted average number of shares outstanding, basic	40,472,079	41,371,887
Weighted average number of shares outstanding, diluted	40,620,908	41,916,276

(1)	Adjusted earnings is a non-GAAP measure and is defined and reconciled under the “Non-GAAP Measures” section.

Ardmore Shipping Corporation

Unaudited Condensed Consolidated Statements of Cash Flows

	Three Months Ended
In thousands of U.S. Dollars	March 31, 2025	March 31, 2024
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	6,253	39,237
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	7,653	6,975
Amortization of deferred drydock expenditures	923	756
Share-based compensation	647	826
Amortization of deferred finance fees	269	260
Operating lease ROU - lease liability, net	35	(7)
Loss from equity method investments	64	229
Deferred drydock payments	(1,454)	(1,275)
Changes in operating assets and liabilities:
Receivables	13,130	(4,111)
Prepaid expenses and other assets	(757)	(997)
Advances and deposits	(460)	3,778
Inventories	118	624
Accounts payable	1,270	3,010
Accrued expenses and other liabilities	(1,518)	(1,074)
Deferred revenue	(285)	1,038
Accrued interest	369	(91)
Net cash provided by operating activities	26,257	49,178

CASH FLOWS FROM INVESTING ACTIVITIES
Payments for acquisition of vessels and vessel equipment, including deposits	(2,385)	(13,216)
Advances for ballast water treatment and scrubber systems	(1,151)	—
Payments for other non-current assets	(46)	(233)
Net cash (used in) investing activities	(3,582)	(13,449)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from revolving facilities	25,000	7,987
Repayments of long term debt	—	(1,678)
Repayments on revolving facilities	(43,337)	(30,000)
Repayments of finance leases	—	(488)
Payments for deferred finance fees	—	(200)
Payment of common share dividends	(3,236)	(8,674)
Payment of preferred share dividends	(643)	(857)
Net cash (used in) financing activities	(22,216)	(33,910)

Net increase in cash and cash equivalents	459	1,819

Cash and cash equivalents at the beginning of the year	46,988	46,805

Cash and cash equivalents at the end of the year	47,447	48,624

Ardmore Shipping Corporation

Unaudited Other Operating Data

	Three Months Ended
	March 31, 2025	March 31, 2024
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA (1)	15,746	49,258
Adjusted EBITDAR (1)	18,542	51,867

AVERAGE DAILY DATA

MR Eco-Design Tankers Spot TCE per day (2)	21,548	38,430

Fleet TCE per day (2)	20,542	34,720

Fleet operating expenses per day (3)	6,978	6,865
Technical management fees per day (4)	533	517
	7,511	7,382

MR Eco-Design Tankers
TCE per day (2)	21,548	38,430
Vessel operating expenses per day (5)	7,634	7,413

MR Eco-Mod Tankers
TCE per day (2)	20,357	38,184
Vessel operating expenses per day (5)(6)	—	5,643

Prod/Chem Eco-Design Tankers (25k - 38k dwt)
TCE per day (2)	14,975	24,831
Vessel operating expenses per day (5)	7,185	7,595

FLEET
Average number of operating vessels	26.0	26.0

(1)	Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled “Non-GAAP Measures.”
(2)	Time Charter Equivalent (“TCE”) rate, a non-GAAP measure, represents net revenues (a non-GAAP measure representing revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company’s possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.
(3)	Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to vessel upgrades and enhancements or other non-routine expenditures, which were expensed during the period.
(4)	Technical management fees are fees paid to Anglo Ardmore Ship Management Limited, a joint venture entity that is 50% owned by us.
(5)	Vessel operating expenses per day include technical management fees.
(6)	As a result of selling the Ardmore Seafarer in April 2024, the Company no longer owns MR Eco-Mod tankers; as a result, the Company had no vessel operating expenses for the first quarter of 2025 with respect to owned MR Eco-Mod tankers. The MR Eco-Mod TCE per day for the first quarter of 2025 is derived from four the vessels the Company has chartered in.

CO2 Emissions Reporting(1)

In April 2018, the International Maritime Organization’s (“IMO”) Marine Environment Protection Committee (“MEPC”) adopted an initial strategy for the reduction of greenhouse gas (“GHG”) emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company’s industry. Ardmore’s reporting methodology is in line with the framework set out within the IMO’s Data Collection System (“DCS”) initiated in 2019.

On January 1, 2023, the BIMCO CII Operations Clause for Time Charter Parties came into force. This clause outlines that the charterer should take responsibility for a ship’s emissions. On this basis, Ardmore’s GHG emissions analysis has been updated to exclude the impact of ships time-chartered out and to include the impact of ships time-chartered in. Previously all vessels were included in Ardmore’s analysis from the fleet except for vessels commercially managed by Ardmore.

	Three Months Ended		Twelve months ended
	March 31, 2025	March 31, 2024	March 31, 2025	March 31, 2024

Number of Vessels in Operation (at period end)(2)	26	26	26	26
Fleet Average Age	11.4	10.7	11.4	10.7

CO2 Emissions Generated in Metric Tons	95,630	106,877	410,836	419,028
Distance Travelled (Nautical Miles)	340,430	381,024	1,490,497	1,544,220
Fuel Consumed in Metric Tons	30,428	34,055	130,819	132,808

Cargo Heating and Tank Cleaning Emissions
Fuel Consumed in Metric Tons	428	1,135	3,113	2,407
% of Total Fuel Consumed	1.41%	3.33%	2.38%	1.81%

Annual Efficiency Ratio (AER) for the period(3)
Fleet	6.28g / tm	6.27g / tm	6.13g / tm	6.05g / tm
MR Eco-Design	5.89g / tm	5.93g / tm	5.81g / tm	5.73g / tm
MR Eco-Mod	6.06g / tm	5.99g / tm	5.79g / tm	5.62g / tm
Chemical	8.09g / tm	8.16g / tm	8.28g / tm	8.24g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	7.92g / tm	7.33g / tm	7.90g / tm	7.72g / tm

Energy Efficiency Operational Indicator (EEOI) for the period(5)
Fleet	12.85g / ctm	12.78g / ctm	12.38g / ctm	13.16g / ctm
MR Eco-Design	12.07g / ctm	12.31g / ctm	11.66g / ctm	12.89g / ctm
MR Eco-Mod	12.28g / ctm	13.14g / ctm	13.46g / ctm	13.68g / ctm
Chemical	19.41g / ctm	14.09g / ctm	14.71g / ctm	13.54g / ctm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	19.01g / ctm	12.65g / ctm	14.05g / ctm	12.67g / ctm

Wind Strength (% greater than 4 on BF)	50.10%	47.54%	47.18%	47.71%
% Idle Time(6)	4.17%	1.99%	3.07%	3.62%

tm = ton-mile
ctm = cargo ton-mile

Ardmore Performance

It should be noted that results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time, time in port, and vessel speed. However, analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality. From a weather perspective rougher weather (based on Beaufort Scale wind force rating being greater than 4 BF) will generally have a mitigating impact on the ability to optimize fuel consumption, while idle time will impact ships metrics as they will still require power to run but will not be moving. Overall Ardmore Shipping’s carbon emissions for the trailing 12-month period have decreased by 2.0% from 419,028 metric tons to 410,836 metric tons of CO2, due to a decrease in distance travelled and lower fleet speed. Fleet EEOI for the period decreased from 13.16 g / ctm to 12.38 g / ctm, primarily due to a reduction in ballasting and increase in ton-miles, while AER increased from 6.05g / tm to 6.13 g / tm due to an increase in shorter voyages and cargo heating requirements. Ardmore seeks to achieve continued improvements through a combination of technological advancements and operational optimization.

1 Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore’s owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g. some shipping companies report CO2 in tons per kilometer as opposed to CO2 in tons per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore’s initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

2 Includes time-chartered out and time-chartered in vessels.

3 Annual Efﬁciency Ratio (“AER”) is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage (“DWT”). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tons of CO2 by (ii) DWT multiplied by distance travelled in nautical miles. A lower AER reflects better carbon efficiency.

4 The AER and EEOI figures are presented including the impact of cargo heating and tank cleaning operations unless stated.

5 Energy Efficiency Operational Indicator (“EEOI”) is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tons of CO2 by (ii) cargo carried in tons multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684. A lower EEOI reflects lower CO2 gas emissions in a given time period per unit of transport work performed.

6 Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed.

Non-GAAP Measures

EBITDA + vessel lease expense component (i.e., EBITDAR) and Adjusted EBITDAR

EBITDAR is defined as EBITDA (i.e., earnings before interest, unrealized gains/(losses) on interest rate derivatives, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended March 31, 2025, we recognized total charter hire expense of $5.8 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $2.8 million in respect of the right to use the leased assets (i.e., vessel lease expense component), and (ii) $3.0 million in respect of the costs of operating the vessels (i.e. operating expense component). Under U.S. GAAP, the expense related to the right to use the leased assets (i.e. capital component) is treated as an operating item on our consolidated statement of operations, and is not added back in our calculation of EBITDA.  The treatment of operating lease expenses differs under U.S. GAAP as compared to international financial reporting standards (“IFRS”). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in our industry report under IFRS; we therefore use EBITDAR and Adjusted EBITDAR as tools to compare our valuation with the valuation of these other companies in our industry. We do not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity.  We present below reconciliations of net income / (loss) attributable to common stockholders to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to our in-chartering of vessels that is necessary to operate our business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA, Adjusted earnings and Adjusted earnings (for purposes of dividend calculations)

EBITDA, Adjusted EBITDA and Adjusted earnings are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels, gain on extinguishment, unrealized gains/(losses) on derivatives and profit/(loss) on equity method investments. Adjusted earnings excludes certain items from net income attributable to common stockholders, including gain or loss on sale of vessels and write-off of deferred finance fees (i.e., loss on extinguishment) because they are considered to not be representative of the Company’s operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore’s management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company’s fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

For purposes solely of the quarterly common dividend calculation, Adjusted earnings represents the Company’s Adjusted earnings for the quarter ended March 31, 2025, but excluding the impact of unrealized gains / (losses) and certain non-recurring items.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended
	March 31, 2025	March 31, 2024
In thousands of U.S. Dollars
Net income	6,253	39,237
Interest income	(108)	(544)
Interest expense and finance costs	935	2,526
Income tax	26	79
Depreciation	7,653	6,975
Amortization of deferred drydock expenditures	923	756
EBITDA	15,682	49,029
Loss from equity method investments	64	229
ADJUSTED EBITDA	15,746	49,258
Plus: Vessel lease expense component	2,796	2,609
ADJUSTED EBITDAR	18,542	51,867

Reconciliation of net income attributable to common stockholders to Adjusted earnings

	Three Months Ended
	March 31, 2025	March 31, 2024
In thousands of U.S. Dollars except per share data
Net income attributable to common stockholders	5,624	38,389
Adjusted earnings	5,624	38,389

Adjusted earnings per share, basic	0.14	0.93
Adjusted earnings per share, diluted	0.14	0.92

Weighted average number of shares outstanding, basic	40,472,079	41,371,887
Weighted average number of shares outstanding, diluted	40,620,908	41,916,276

Adjusted earnings for purposes of dividend calculation

	Three Months Ended
	March 31, 2025
In thousands of U.S. Dollars except per share data
Adjusted earnings	5,624
Unrealized gains	—
Adjusted earnings for purposes of dividend calculation	5,624

Dividend to be paid	1,875
Dividend Per Share (DPS)	0.05

Number of shares outstanding as of May 7, 2025	40,623,928

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, expectations, projections, strategies, beliefs about future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “should”, “may”, “will”, “expect” and similar expressions are among those that identify forward-looking statements.

Forward-looking statements in this press release include, among others, statements regarding: future operating or financial results, including future earnings and financial position; the Company’s leadership transition; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future spot and charter rates; the Company’s capital allocation priorities and business strategies; the potential effects of tariffs and other foreign policy activities on global markets, the shipping industry and the Company’s operations; the potential effect of geopolitical conflicts, including the Russia-Ukraine war, the Israel-Hamas war and attacks against merchant vessels in the Red Sea area on the shipping industry and the Company; expected drydocking days; trends and improvements in the Company’s performance as measured by energy efficiency and emission-reduction metrics; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this press release are based upon various assumptions, including, among others, the Company’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; changes in the projections of spot and time charter or pool trading of the Company’s vessels; geopolitical conflicts, including future developments relating to the Russia-Ukraine war (including related sanctions and import bans) or the Israel-Hamas war; changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political and trade conditions; potential disruption of shipping routes due to accidents, piracy or other events; fluctuations in oil prices; the market for the Company’s vessels; competition in the tanker industry; availability and completion of financing and refinancing; the Company’s operating results and capital requirements; the declaration of any future dividends by the Company’s board of directors; charter counterparty performance; any unanticipated delays or complications with scheduled drydockings, or with anticipated installations of scrubbers; ability to comply with covenants in the Company’s financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company’s ability to charter vessels for remaining revenue days during the second quarter of 2025 in the spot market; new or revised accounting pronouncements; vessel breakdowns and instances of off-hire; and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F for the year ended December 31, 2024, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212-477-8438	Tel: 646-673-9701
Fax: 212-477-8636	Fax: 212-477-8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com